The Flowr Corporation Hires Lance Emanuel as President

MARKHAM, ONTARIO, DECEMBER 14, 2018 – The Flowr Corporation (“Flowr” or “the Company”) (TSX.V:F LWR), a Canadian Licensed Producer of premium cannabis products, announced today that Lance Emanuel has agreed to join the Company as its President.

Mr. Emanuel has a proven record of successfully building and scaling companies in highly regulated industries. He brings a wealth of experience in the management of operations, sales, technology, legal, compliance and regulatory affairs as well as in procuring both debt and equity financing and developing large scale strategic partnerships.

“Lance’s experience building companies from conception into multi-million-dollar enterprises and managing critical aspects of business operations will be invaluable as we scale Flowr in Canada and beyond, ”said Tom Flow and Vinay Tolia, Flowr’s Co-CEOs. “We’ are pleased and excited to welcome Lance to Flowr as we continue to add depth and breadth to our executive team.”

Mr. Emanuel co-founded Quarter Spot, Inc., a high-growth online lending platform that makes small business credit more affordable and available through technology, data-science and market-economics. As President and Chief Operating Officer, Mr. Emanuel helped build the company into an industry leader by creating its lending framework, identifying high margin sales channels and overseeing the profitable issuance of over 8,500 loans and $670 million in financing in less than six years. He also led several major business development initiatives for Quarter Spot, including forming LASO, Inc., the company’s intellectual property arm, which enabled the company to white label its technology and data science to financial institutions. At Quarter Spot, Mr. Emanuel developed of a white label distribution partnership with one of the three largest credit bureaus in the United States.

Priorto Quarter Spot, Mr. Emanuel was General Counsel and Chief Operating Officer at Got Coders, Inc., a software development consultancy headquartered in New York City with operations in China.

Mr. Emanuel holds a BBA, with distinction, from the University of Michigan’s Ross School of Business and received his Juris Doctor from the Benjamin N. Cardozo School of Law in New York City. He has been licensed to practice law in New York State since 2008.

About Flowr

The Flowr Corporation (TSX.V:FLWR), through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Markham, ON and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own patented growing systems. Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: TheFlowrCorporation.

On behalf of The Flowr Corporation:
Vinay Tolia
Co-Chief Executive Officer

Contacts

Media
Jim Walsh :+1.607.275.7141,jwalsh@flowr.ca
Bruce Dunbar: +1.917.756.4065,bdunbar@flowr.ca

Investors
Alex Dann: +1416.464.4067, adann@flowr.ca

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, statements with respect to Flowr’s management team, statements with respect to Mr. Emanuel, including, without limitation, his track record and his value to Flowr, Flowrs caling in Canada and beyond, the addition of breath and depth to the Flowr executive team and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations)of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to Mr. Emanuel not proving to add depth or breadth to Flowr’s management team, Mr. Emanuel not adding value to Flowr, Flowr not scaling in Canada or beyond Canada, Flowr not investing in research and development, Flowr’s sense of craftmanship and investment in R & D not enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, which could have a material impact of Flowr’s sales and revenues, Flowr’ s inability to construct its facilities, or in the time anticipated, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of "Flowr’s" products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the in ability to supply products or any delay in such supply, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stockmarket conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there maybe other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of th edate on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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